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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number: 001-15065

                                  AZURIX CORP.
             (Exact name of registrant as specified in its charter)

        333 CLAY STREET, SUITE 1000, HOUSTON, TEXAS 77002 (713) 646-6001
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
            (Title of each class of securities covered by this Form)

                  10 3/8% SERIES B SENIOR DOLLAR NOTES DUE 2007
                 10 3/8% SERIES B SENIOR STERLING NOTES DUE 2007
                  10 3/4% SERIES B SENIOR DOLLAR NOTES DUE 2010

   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [X]   Rule 12g-4(a)(2)(ii)  [ ]   Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(1)(ii)  [ ]   Rule 12h-3(b)(1)(i)   [ ]   Rule 12h-3(b)(2)(ii)  [ ]
Rule 12g-4(a)(2)(i)   [ ]   Rule 12h-3(b)(1)(ii)  [ ]   Rule 15d-6            [ ]

Approximate number of holders of record of Common Stock as of the certification or notice date: Two (2)



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, Azurix Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                       AZURIX CORP.

Date: March 16, 2001                   By: /s/ John L. Garrison, Jr.
                                       Name: John L. Garrison, Jr.
                                       Title: President and Chief
                                              Executive Officer